UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42260

POWELL MAX LIMITED

(Exact name of registrant as specified in its charter)

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXPLANATORY NOTE

PIPE Financing

On January 29, 2026, POWELL MAX LIMITED (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors (each, a “PIPE Investor”). Pursuant to the Securities Purchase Agreement, the PIPE Investors agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the PIPE Investors, units (each, a “Unit”) comprised of one Class C ordinary share, $0.0008 par value per share (a “Class C Ordinary Share”) and a warrant (the “Common Warrant”) to purchase Class A Ordinary Shares, $0.0008 par value per share (“Class A Ordinary Shares”) for a purchase price of $2.89 per Unit (the “Offering Price”), resulting in aggregate gross proceeds of $17,000,000 for all PIPE Investors, on the terms and subject to the conditions set forth therein (the “PIPE Financing”).

Each Common Warrant is exercisable upon issuance with no expiration and has an exercise price of $0.001 per Class A Ordinary Share, subject to adjustment per the terms of the Common Warrant. The maximum number of Class A Ordinary Shares underlying each Common Warrant shall be calculated by dividing (x) the OID Amount (as such term is defined below) by (y) the applicable Adjustment Price determined on the date of exercise. For the purposes of the Securities Purchase Agreement, the term “OID Amount” shall mean, with respect to each PIPE Investor, an amount equal to (x) the quotient determined by dividing the aggregate purchase price paid by such PIPE Investor for the Units by 0.85 minus (y) the aggregate purchase price paid by such PIPE Investor for the Units. The term “Adjustment Price” shall mean, as of any determination date, the greater of (i) 80% of the lowest closing price of the Class A Ordinary Shares on the Nasdaq Stock Market on any trading day during the seven (7) trading days prior to the date that the holder of a Common Warrant delivers a Notice of Exercise to the Company and (ii) the Floor Price of $0.498 (as adjusted for forward and reverse share splits, recapitalizations, share dividends and the like after the execution of the Securities Purchase Agreement). The PIPE Financing closed on January 30, 2026 (the “Closing Date”). The Company will use $9,400,000 of the net proceeds to repurchase 1,449,732 Class A Ordinary Shares from Bliss on Limited, a British Virgin Islands business company. The Company intends to use the remainder for general corporate purposes.

On January 29, 2026, the Company also entered into a placement agent agreement (the “Placement Agent Agreement”) with Spartan Capital Securities, LLC (“Spartan”), pursuant to which Spartan served as the placement agent for the PIPE Financing. For investment banking and advisory services, the Company paid Spartan compensation comprised of: (a) a cash fee equal to 9% of the aggregate gross proceeds raised in the PIPE Financing; (b) warrants (the “Placement Agent Warrants”) to purchase that number of Class A Ordinary Shares equal to 7.5% of the number of Class A Ordinary Shares issuable upon conversion of the Class C Ordinary Shares at a conversion price equal to the Offering Price. The Placement Agent Warrants have a term of five (5) years, contain cashless exercise provisions and piggyback registration rights, and have an exercise price equal to 125% of the Offering Price. In addition, the Company agreed to reimburse Spartan for certain out-of-pocket expenses, including for reasonable legal fees and disbursements for its counsel.

In addition, the Company paid Spartan, or its designees, an aggregate of 750,000 of the Company’s Class C Ordinary Shares (the “Advisory Shares”), at the Closing Date for advisory services.

Pursuant to the PIPE Financing, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors. Pursuant to the Registration Rights Agreement, the Company has agreed that, no later than twenty (20) days after the Closing Date, the Company will file with the U.S. Securities and Exchange Commission a registration statement registering the resale of (a) the Class A Ordinary Shares issuable upon conversion of the Class C Ordinary Shares, and (b) the Class A Ordinary Shares underlying the Common Warrants (the “PIPE Resale Registration Statement”). The Company will use its reasonable best efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof and maintain the effectiveness of the PIPE Resale Registration Statement.

The foregoing descriptions of the Securities Purchase Agreement, Placement Agent Agreement, Registration Rights Agreement, Common Warrant, and Placement Agent Warrant, and do not purport to be complete and are subject to and qualified in their entirety by reference to the Form of Securities Purchase Agreement, Form of Placement Agent Agreement, Form of Registration Rights Agreement, Form of Common Warrant, and Form of Placement Agent Warrant which are filed as Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5, respectively, to this report on Form 6-K.

The private placement of the Units under the Securities Purchase Agreement was undertaken in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof.

This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such state or jurisdiction.

Resignation of Independent Director and Appointment of New Independent Directors

In January 2026, the Board of Directors (the “Board”) of the Company received and accepted the resignation of Ms. Suen Tin Yan and Ms. Cheung Tan from their positions as directors of the Board of the Company. Each of Ms. Suen Tin Yan and Ms. Cheung Tan resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices.

In connection with the resignations, the Company appointed Geordan Pursglove as Chairman of the Board and appointed four additional independent directors. Biographical information for the four newly appointed independent directors is set forth below. The form of Independent Director Agreement is filed as Exhibit 10.3 to this Form 6-K. The Company also entered into a Director Agreement with Mr. Wong Tsz Kin, which is filed as Exhibit 10.4 to this Form 6-K.

Andrew Hancox

Andrew Hancox is the Founder and Managing Member of Block 8 Ventures, where he focuses on investments and operational and strategic advisory services for early-stage and blockchain focused companies. From 2013 to 2017, Mr. Hancox served as Co-Founder and Chief Operating Officer of Katapult, a publicly traded fintech company, where he helped scale the business and participated in raising over $250 million in debt and equity capital. Earlier, he was an investment analyst at Permian Investment Partners, a global equity hedge fund, and previously co-founded Anderson Audio Visual, which he grew into one of the largest AV systems integrators in California. Mr. Hancox studied Law and Mathematics at Victoria University in New Zealand and completed a Private Equity and Investment Banking program at the Institute of Banking and Finance in New York. The Board selected Mr. Hancox based on his experience in finance, capital markets, operational leadership, and scaling high-growth companies.

Caroline Castleforte

Caroline Castleforte has experience in organizational leadership, operations, and advisory roles across regulated and service-oriented industries. She has held senior advisory and consulting positions with healthcare-focused organizations, where she has worked with executive teams on business development, strategic planning, and stakeholder engagement. Ms. Castleforte has extensive experience serving in leadership and governance roles within national professional organizations, including multiple executive committee positions, providing oversight of complex programs and cross-functional initiatives. She received her M.D. from Wright State University School of Medicine and completed postgraduate training at Children’s Hospital Los Angeles. The Board selected Ms. Castleforte based on her leadership experience, operational perspective, and ability to provide informed oversight and strategic guidance.

Lourdes Felix

Lourdes Felix is a corporate finance executive with more than fifteen years of experience offering financial, accounting, and governance leadership to public and private companies, with expertise in SEC reporting, securities law compliance, SOX requirements, internal controls over financial reporting, capital formation, and audit committee oversight. She currently serves as Chief Executive Officer and Chief Financial Officer of BioCorRx, Inc. (OTCQB: BICX) and has been a director of BioCorRx since March 7, 2013. Ms. Felix also serves on the boards of Lixte Biotechnology Holdings, Inc. (NASDAQ: LIXT), where she serves as Audit Committee Chair, Avalon GloboCare Corporation (NASDAQ: ALBT), where she serves as Compensation Committee Chair, and La Rosa Holdings Corp. (NASDAQ: LRHC), where she serves as Audit Committee Chair. Earlier in her career, Ms. Felix served as controller of a mid-sized public accounting firm for more than seven years, overseeing financial operations and advising clients across multiple industries, including manufacturing and SEC reporting companies. Ms. Felix holds a Bachelor of Science degree in Business Management and Accounting from the University of Phoenix and is fluent in Spanish. The Board selected Ms. Felix based on her public company financial expertise, audit committee leadership experience, and experience overseeing SEC reporting, internal controls, and risk management. The Board has determined that Ms. Lourdes Felix qualifies as an “audit committee financial expert” and satisfies Nasdaq 5605(c)(2)(A) sophistication.

Phillip Balatsos

Phillip Balatsos is a senior financial markets executive and board director with over 25 years of experience across foreign exchange, emerging markets, institutional sales and trading, and public company governance. He has held leadership roles at global financial institutions including Barclays Capital, Credit Suisse, and XP Investments, and currently operates within an independent trading platform at Oscar Gruss & Son. In addition to his capital markets career, Mr. Balatsos brings entrepreneurial and operating experience, having founded and scaled a multi-location hospitality business and advised national restaurant groups on procurement, pricing, and operational efficiency. This background provides a pragmatic operator’s perspective on margins, cost structures, and execution. Mr. Balatsos currently serves on the Boards of Directors of Inspire Veterinary Partners, Inc. (NASDAQ: IVP), where he is a member of the Audit Committee, and CISO Global, Inc. (NASDAQ: CISO), a cybersecurity and risk management company. He previously served on the Board of Sadot Group Inc. (NASDAQ: SDOT), contributing to its transformation from a restaurant operator into a global agri-commodity trading and food supply chain business, and serving both the Audit and Executive Compensation Committees. He holds a Bachelor of Science in Business Administration from Skidmore College, with a minor in International Relations and a concentration in Spanish.

Board Committees

In connection with the Board changes described above, the Board approved changes to the composition of its standing committees, as set forth below. The Board has determined that each member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee is independent under Nasdaq Listing Rule 5605(a)(2).

Director Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee
Lourdes Felix	(2)(3)	(2)	(1)
Phillip Balatsos	(1)	(1)	(1)
Andrew Hancox	(1)	(1)	(2)

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

Departure of Directors or Certain Officers; Appointment of Certain Officers

On January 30, 2026, with the approval of the Board of Directors of the Company, and effective January 30, 2026, Geordan Pursglove was appointed as the Company’s Chief Executive Officer, and Wong Tsz Kin resigned as Chief Executive Officer. Effective January 30, 2026, Anna Skowron was appointed as the Company’s Chief Financial Officer. In connection with their appointments, the Company entered into consulting agreements with Geordan Pursglove and Anna Skowron. Copies of the consulting agreements are filed as Exhibits 10.1 and 10.2 to this Form 6-K, respectively.

Biographical information concerning Mr. Pursglove and Ms. Skowron are provided below:

Geordan Pursglove

Geordan Pursglove is the Chief Executive Officer and Chairman of the Board of Lixte Biotechnology Holdings, Inc. (NASDAQ: LIXT), a clinical-stage biopharmaceutical company focused on advancing innovative oncology and immunotherapy solutions. Under his leadership, Lixte has raised millions of dollars in capital, maintained Nasdaq compliance, and executed key strategic initiatives in highly regulated public-company marketplace, most recent initiative being the acquisition of Liora Technologies in Q4 2025. This acquisition of Liora expands Lixte’s footprint in the $500B+ global oncology market, focusing on the multi-billion-dollar cancer proton therapy and advanced radiation oncology segment, addressing a growing global cancer burden and significant unmet need for next-generation radiation and pharmaceutical treatment solutions. He also serves on the Board of Directors of GridAI (NASDAQ: GRDX) and CyberScope Web3 Security Inc. In addition, Mr. Pursglove is the Managing Director of 2GP Group LLC, an industry-agnostic investment and advisory firm supporting companies across a broad range of sectors. Previously, Mr. Pursglove played a pivotal role at SemiCab Holdings (NASDAQ: RIME), where he helped execute a strategic merger, raised millions of dollars in capital, and supported the company’s international expansion. Mr. Pursglove brings extensive experience across the capital market space specializing in mergers and acquisitions, corporate governance, and scaling public companies, with a proven ability to drive long-term value at the intersection of innovation, finance, and execution.

Anna Skowron

Ms. Skowron brings over 15 years of financial leadership to the team, having served in senior executive roles including Chief Financial Officer for both public and private multinational corporations. As the principal of her own professional practice, Ms. Skowron specializes in navigating complex financial mandates, with deep expertise spanning corporate finance, capital markets, regulatory compliance, and M&A execution across multiple sectors. A licensed CPA, CA, she holds a Bachelor of Commerce and Finance from the University of Toronto.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this report, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

The information is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Consulting Agreement between the Company and Geordan Pursglove
10.2	Consulting Agreement between the Company and Anna Skowron
10.3	Form of Independent Director Agreement
10.4	Form of Director Agreement
99.1	Form of Securities Purchase Agreement
99.2	Form of Placement Agent Agreement
99.3	Form of Registration Rights Agreement
99.4	Form of Common Warrant
99.5	Form of Placement Agent Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Geordan Pursglove
Geordan Pursglove
Chief Executive Officer

Date: February 10, 2026